3Q22 Investor Presentation

October 18, 2022


UNITED COMMUNITY BANK

UNITED

United

COMMUNITY BANKS, INC.®

Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the merger with Progress (the "merger"), the expected returns and other benefits of the merger to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United's capital ratios. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the ability by United to obtain required governmental approvals of the merger, (2) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (3) disruption from the merger with customer, supplier, employee or other business partner relationships, (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (5) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (6) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the merger, (7) the failure of the closing conditions in the merger agreement with Progress to be satisfied, or any unexpected delay in closing the merger, (8) the risks relating to the integration of Progress' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (9) the risk of potential litigation or regulatory action related to mergers, (10) the risks associated with United's pursuit of future acquisitions, (11) the risk of expansion into new geographic or product markets, (12) the dilution caused by United's issuance of additional shares of its common stock in mergers, and (13) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United's and Progress' ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United or Progress.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Efficiency ratio – operating, excluding PPP fees and MSR marks," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.

Committed to Service Since 1950



NASHVILLE
KNOXVILLE
GREENSBORO
TN
NC
CHARLOTTE
GREENVILLE
SC
COLUMBIA
ATLANTA
BIRMINGHAM
GA
AL
MONTGOMERY
TALLAHASSEE
JACKSONVILLE
ORLANDO
TAMPA
MIAMI
UCBI Banking Offices
Progress Branches



Regional Full Service Branch Network
National Navitas and SBA Markets

Pending deal with Progress Financial Corporation will add approximately $1.7 billion in assets and 14 branches

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 184 branches, 9 LPOs, and 4 MLOs across six Southeast states
- ✓ Top 10 market share in GA and SC
- ✓ Proven ability to integrate – 12 acquisitions completed over the past 10 years

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ SBA business has both in-footprint and national business (4 specific verticals)
- ✓ Navitas subsidiary is a technology-enabled small-ticket, essential-use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$23.7
BILLION IN TOTAL ASSETS

$4.0
BILLION IN AUA

12.7%
TIER 1 RBC

$0.22
QUARTERLY DIVIDEND – UP 10% YOY

193
BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
in 2022 with Retail Banking in the Southeast – J.D. Power

$14.9
BILLION IN TOTAL LOANS

$20.3
BILLION IN TOTAL DEPOSITS

100 BEST BANKS IN AMERICA
in 2022 for the ninth consecutive year – Forbes

#2 Highest Net Promoter Score
among all banks nationwide in 2021 – J.D. Power

TOP 10 WORLD'S BEST BANKS
and #3 in the United States – Forbes

BEST BANKS TO WORK FOR
in 2021 for the fifth consecutive year – American Banker

3Q22 Highlights

$0.74
Diluted earnings per share – GAAP

$0.75
Diluted earnings per share – operating(1)

1.32%
Return on average assets – GAAP

1.34%
Return on average assets – operating(1)

1.97%
PTPP return on average assets – operating(1)

0.19%
Cost of deposits

40%
DDA / Total Deposits

11.0%
Return on common equity – GAAP

15.6%
Return on tangible common equity – operating(1)

9.4%
Annualized 3Q EOP loan growth

47.7%
Efficiency ratio – operating(1)

73%
Loan-to-Deposit ratio

Other 3Q notable items:
$650,000 BOLI Gain
$650,000 UCB Foundation donation
$2.4 mm MSR gain



Diluted Earnings Per Share
$0.82
$0.83
$0.61
$0.66
$0.74
$0.75
3Q21
2Q22
3Q22
GAAP
Operating(1)



Return on Average Assets
1.48%
1.50%
1.08%
1.17%
1.32%
1.34%
3Q21
2Q22
3Q22
GAAP
Operating(1)



Book Value Per Share
$23.25
$18.68
$23.96
$16.68
$23.78
$16.52
3Q21
2Q22
3Q22
GAAP
Tangible(1)



PTPP Return on Average Assets
1.70%
1.73%
1.49%
1.60%
1.94%
1.97%
3Q21
2Q22
3Q22
PTPP
Operating PTPP (1)

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

Long-Term Financial Performance & Shareholder Return



ROA(1)(2)
1.09%
1.40%
1.51%
1.07%
1.42%
0.89%
1.17%
1.34%
2017
2018
2019
2020
2021
1Q22
2Q22
3Q22
UCBI - GAAP
UCBI - Operating
KRX Peer Median



ROTCE(1)(2)
12.02%
15.69%
15.81%
12.24%
17.33%
11.00%
14.20%
15.60%
2017
2018
2019
2020
2021
1Q22
2Q22
3Q22
UCBI - GAAP ROE
UCBI - Operating
KRX Peer Median

Performance for the period ended October 14, 2022	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	8%	-5%
3-YEAR	40%	29%
5-YEAR	45%	23%
10-YEAR	404%	174%



Total Shareholder Return $
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
$496
UCBI
Outperformance
$275

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance
(2) UCBI 1Q22 includes the impact of the $18.3 million initial provision to establish the reserve for Reliant loans and unfunded commitments, which reduced ROA – Operating by 24 bps and reduced ROTCE – Operating by 289 bps

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Major Southeast MSAs [1]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Nashville, TN	10	9.48%	6.10%	13.89%	89,155
2) Orlando, FL	13	4.13%	5.64%	13.81%	73,009
3) Atlanta, GA	9	20.38%	5.38%	11.85%	235,389
4) Raleigh, NC	12	3.44%	5.14%	12.32%	38,965
5) Jacksonville, FL	21	0.38%	4.82%	13.91%	97,625
6) Tampa, FL	37	0.40%	4.79%	12.06%	115,930
7) Charlotte, NC	13	2.86%	4.47%	12.74%	315,760
8) Richmond, VA	--	--	4.46%	10.22%	127,383
9) Birmingham, AL	21	1.15%	4.25%	10.99%	54,793
10) Washington DC	--	--	4.05%	8.89%	358,351
11) Miami, FL	51	1.48%	3.97%	13.84%	324,607

United MSA Presence   Progress MSA Presence

Fastest Growing Mid-Size Southeast MSAs [2]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Daphne, AL	25	0.00%	7.80%	8.43%	6,472
2) Huntsville, AL	7	3.06%	7.14%	12.58%	11,473
3) Myrtle Beach, SC	13	1.86%	6.42%	12.41%	12,128
4) Cape Coral, FL	--	--	6.08%	12.09%	20,858
5) Winter Haven, FL	--	--	5.80%	9.68%	10,057
6) Naples, FL	29	0.05%	5.71%	13.34%	23,081
7) Gainesville, GA	4	2.89%	5.65%	17.85%	5,801
8) Sarasota, FL	29	0.35%	5.56%	15.84%	28,517
9) Destin, FL	15	0.69%	5.34%	12.21%	7,826
10) Clarksville, TN-KY	7	1.95%	5.26%	9.60%	5,304
11) Fayetteville, AR	--	--	5.18%	8.73%	15,690
12) Charleston, SC	14	1.15%	5.09%	15.11%	20,394
13) Hilton Head, SC	15	0.21%	5.08%	13.36%	6,181
14) Port St. Lucie, FL	15	0.11%	4.98%	14.54%	12,332
15) Tuscaloosa, AL	25	0.00%	4.85%	10.56%	5,299
16) Athens, GA	9	1.05%	4.76%	11.34%	6,049
17) Knoxville, TN	10	2.83%	4.70%	10.92%	23,854
18) Daytona Beach, FL	--	--	4.67%	13.62%	14,104
19) Savannah, GA	8	1.09%	4.57%	8.56%	9,313
20) Spartanburg, SC	7	1.22%	4.47%	12.48%	6,019

Projected Population Growth[2] (2022-2027)



4.9%
3.2%
United Community Bank
National Avg.

Projected Household Income Growth[2] (2022-2027)



11.9%
12.1%
United Community Bank
National Avg.

(1) Includes MSAs with a population of greater than 1,000,000
(2) Includes MSAs with a population between 200,000 and 1,000,000
(3) Market Rank and (%) of Total Deposits pro forma for pending acquisition of Progress Financial Corporation

Outstanding Deposit Franchise

3Q22 Total Deposits $20.3 billion



Time
8%
Savings
8%
DDA
40%
MMDA
23%
21%
NOW

Cost of Deposits Trend



0.38%
0.25%
0.17%
0.14%
0.09%
0.07%
0.06%
0.06%
0.08%
0.13%
0.19%
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
UCBI
KRX Peer Median

- ✓ Favorable core deposit mix and deposit costs below peers
- ✓ Cost of deposits increased to 0.19%; up 11 bps from 2Q22, with a 144 bps increase in the average Fed Funds rate, equating to an 8% deposit beta
- ✓ Total deposits were down $552 million from 2Q22
  - 50% of the decrease was in public fund outflows, as 3Q is typically seasonally down
- ✓ While core DDA grew $48 million, or 2.4% annualized, total core transaction deposits were down $225 million from 2Q22
- ✓ Excluding recent acquisitions, total deposits were up $271 million, or 2% YOY and core transaction deposits were up $406 million, or 4% YOY

Note: Core transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

Well-Diversified Loan Portfolio

3Q22 Total Loans $14.9 billion



Manufactured Housing
2%
Residential Construction
3%
Home Equity
6%
Residential Mortgage
14%
Other Consumer
1%
CRE
22%
Commercial Construction
10%
C&I
42%

Quarter Highlights

- ✓ Loans increased $341 million, or 9.4% annualized

Granular Loan Portfolio

- ✓ Construction & CRE ratio as a percentage of total RBC = 77% / 202%
- ✓ Top 25 relationships totaled $697 million, or 4.7% of total loans
- ✓ SNCs outstanding of $288 million, or 1.9% of total loans
- ✓ Project lending limit of $32 million
- ✓ Conservative relationship lending limits driven by risk grades

Note: C&I includes commercial and industrial loans, owner-occupied CRE loans and Navitas (equipment finance) loans

Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



81%
73%
70%
66%
64%
68%
70%
73%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
UCBI
KRX Peer Median

- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $6.5 billion securities portfolio offers significant near- and medium-term cash flow opportunities

Tangible Common Equity / Tangible Assets %



8.6%
8.7%
8.5%
8.1%
7.7%
7.6%
7.7%
7.3%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
UCBI
KRX Peer Median

Common Equity Tier 1 RBC %*



12.3%
12.6%
12.6%
12.5%
11.9%
12.0%
12.1%
11.4%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22*
UCBI
KRX Peer Median

*3Q22 regulatory capital ratios are preliminary

UNITED

Capital

Risk-Based Capital Ratios*



CET1
Non-common Tier 1
Tier 2
15.1%
14.9%
14.7%
14.3%
14.5%
13.7%
14.6%
1.8%
0.8%
12.6%
1.6%
0.8%
12.6%
1.5%
0.7%
12.5%
1.9%
0.6%
11.9%
1.9%
0.6%
12.0%
1.8%
0.5%
11.4%
1.9%
0.6%
12.1%
2Q21
3Q21
4Q21
1Q22
2Q22
2Q22 KRX Peer Median
3Q22*

Tangible Book Value Per Share



$16.68
$0.75
($0.01)
($0.24)
($0.68)
$0.02
$16.52
2Q22 TBV
Operating Earnings
Merger Charges
Dividends
Change in OCI
Other
3Q22 TBV

- ✓ 3Q22 capital ratios increased and are above peers
- ✓ The leverage ratio increased 27 bps to 9.3% as compared to 2Q22
- ✓ Quarterly dividend of $0.22 per share, an increase of 10% YOY
- ✓ There were no share repurchases during 3Q22
- ✓ Net unrealized securities losses in AOCI increased by $76.9 million to $345 million in 3Q22
  - AFS securities portfolio of $3.9 billion with a 3.5 year duration

*3Q22 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

$ in millions



$141.0
$178.9
$199.8
3.12%
2.71%
3.19%
3.13%
3.57%
3.53%
3Q21
2Q22
3Q22
Net Interest Revenue ($ in millions)
Net Interest Margin (1)
Core Net Interest Margin (2)



(%)
3.19%
0.07%
0.33%
(0.01%)
(0.01%)
3.57%
2Q22 NIM
Mix Change
Higher Interest Rates
Loan Accretion
PPP Fees
3Q22 NIM
3Q22 NIM Expansion

- ✓ Net interest revenue increased $20.9 million from 2Q22, or 47% annualized
- ✓ Net interest margin increased 38 bps from 2Q22, primarily driven by increased interest rates
- ✓ Core net interest margin of 3.53%, which excluded PPP fees and purchased loan accretion, was up 40 bps in 3Q22 from 3.13% in 2Q22
- ✓ Purchased loan accretion totaled $2.2 million and contributed 4 bps to the margin, down 1bp from 2Q22
- ✓ 47% of total loans were variable rate and 42% of total loans are floating or reprice or mature within one year
  - The differential between variable and floating is mainly ARMs that are variable but reprice outside of one year
- ✓ 25% of securities were variable rate

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and purchased loan accretion

Noninterest Income

$ in millions



$40.1
$37.2
$39.0
$33.5
$31.9
$2.4
$3.8
$3.2
$3.8
$2.2
$13.8
$10.9
$16.1
$7.0
$6.3
$5.5
$6.1
$5.9
$6.0
$5.9
$9.0
$7.8
$4.7
$6.7
$7.9
$9.4
$8.6
$9.1
$10.0
$9.6
3Q21
4Q21
1Q22
2Q22
3Q22
Service Charges
Other
Brokerage / Wealth Mgmt
Mortgage
Loan sale gains

Linked Quarter

✓ Fees were down $1.5 million

- Mortgage fees were down $674 thousand from 2Q22 primarily due to lower lock volume driven by higher interest rates
  - Rate locks were $456 million compared to $597 million in 2Q22
  - 57% of locks were variable in 3Q22, down from 79% in 2Q22; these loans will be held on balance sheet
  - MSR gain of $2.4 million in 3Q22, up $343 thousand from 2Q22
  - Gain on sale was 3.14% on $93 million of loans sold
  - 3Q22 production purchase / refi mix was 71% / 29%
- While SBA / USDA loan volume increased $4.1 million to $35.4 million, we opted to sell less loans and took $1.5 million in 3Q gains on $20.4 million loans sold
- Gain on sale of equipment finance loans was $693 thousand on $21.6 million of loan sales
- Other noninterest income included BOLI gains of approximately $650 thousand

Year-over-Year

✓ Fees were down $8.2 million

- Mortgage rate locks of $456 million in 3Q22 compared to $731 million in 3Q21

Disciplined Expense Management

Efficiency Ratio %



62.1%
57.4%
56.6%
54.5%
53.1%
53.6%
55.9%
56.5%
52.7%
53.9%
52.3%
53.1%
53.2%
48.4%
47.7%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
GAAP
Operating
KRX Peer Median

✓ The efficiency ratio improved compared to last quarter and last year due to the combination of higher rates and the achievement of merger-related cost savings

Noninterest Expense $



$ in millions
$96.7
$95.3
$109.2
$99.2
$119.3
$110.3
$120.8
$113.6
$112.8
$111.0
3Q21
4Q21
1Q22
2Q22
3Q22
GAAP
Operating

✓ Total expenses improved $2.6 million in 3Q22 compared to 2Q22, primarily due to lower mortgage commissions and the achievement of the remaining Reliant cost savings

Credit Quality

Net Charge-Offs as % of Average Loans



0.02%
0.01%
0.08%
0.03%
-0.01%
-0.02%
-0.03%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

- ✓ 3Q22 net charge-offs of $1.1 million, or 0.03% of average loans, annualized
- ✓ Non-performing assets increased by $1.1 million during the quarter and were 0.24% of total loans
- ✓ Special mention loans increased from $285 million in 2Q22 to $312 million in 3Q22
- ✓ Substandard accruing loans improved quarter-over-quarter from $177 million in 2Q22 to $160 million in 3Q22

Non-Performing Assets as a % of Total Loans



0.41%
0.28%
0.29%
0.23%
0.24%
3Q21
4Q21
1Q22
2Q22
3Q22

Special Mention & Substandard Accruing Loans as a % of Total Loans



2.5%
2.6%
2.1%
2.0%
2.1%
1.6%
1.4%
1.2%
1.2%
1.1%
3Q21
4Q21
1Q22
2Q22
3Q22
Special Mention (%)
Substandard Accruing(%)

Allowance for Credit Losses

ACL Walk Forward


($000)
$153,042
$4,327
($1,134)
($119)
$10,946
$167,300
2Q22 ACL
Loan Growth
NCOs
Specific Reserve
Model / Forecast Changes
3Q22 ACL

Allowance for Credit Losses


0.99%
0.97%
1.02%
1.05%
1.12%
$111
$114
$146
$153
$167
3Q21
4Q21
1Q22
2Q22
3Q22
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses %

- ✓ The provision for credit losses was $15.4 million in 3Q22
- ✓ Solid loan growth accounted for $4.3 million of the provision increase
- ✓ Moody's economic forecast worsened to reflect higher expected unemployment and reduced residential investment
- ✓ Built reserve in consecutive quarters with the Reliant acquisition in 1Q22 and a weaker economic forecast and loan growth in 2Q22 and 3Q22

Note: ACL includes the reserve for unfunded commitments

3Q22 INVESTOR PRESENTATION
Exhibits

United Community Bank

Interest Rate Sensitivity



Net Interest Income Sensitivity
8.65%
4.45%
5.33%
3.60%
1.12%
1.12%
+25 bps
+100 bps
+200 bps
% Change - Shocks
% Change - Ramps

- ✓ 4.45% asset sensitivity in +100 bps ramp; down from 4.85% asset sensitivity in 2Q22
- ✓ One 25 bp Fed rate hike is worth approximately 4.5 bps to net interest margin
  - ✓ 21% Beta assumed for discretionary non-maturity deposits
- ✓ Other relevant data points
  - ✓ Approximately $7.0 billion or 47% of total loans are variable rate and 42% of total loans are floating or reprice or mature within one year
    - The differential between variable and floating is mainly ARMs that are variable but reprice outside of one year

Navitas Performance

$ in millions



Navitas Originations*
8.07%
7.80%
7.86%
7.93%
7.55%
7.45%
7.14%
7.37%
7.53%
7.79%
$94
$134
$145
$148
$181
$186
$204
$213
$212
$221
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Navitas Originations $
Origination Yield %



Navitas Portfolio
9.39%
9.19%
9.12%
9.08%
9.08%
9.01%
8.89%
8.85%
8.80%
8.79%
$779
$823
$864
$913
$969
$1,017
$1,083
$1,148
$1,211
$1,281
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Navitas Loans $
Portfolio Yield %

- ✓ Navitas represents 9% of total loans
- ✓ Navitas 3Q22 NCOs of 0.36%, or $1.1 million
- ✓ Average quarterly losses since 3Q20 of $1.0 million
- ✓ Navitas ACL / Loans equated to 1.61% as of 3Q22
- ✓ While loss rates have remained historically low, we expect losses to begin to normalize higher

*Origination yields are net of commissions

Mortgage Activity Shift to Purchase & Adj. Rate Loans

$ in millions



5.0%
5.0%
4.6%
3.8%
4.0%
3.9%
3.6%
3.7%
3.1%
$910
$402
$792
$410
$993
$336
$702
$407
$731
$320
$695
$285
$757
$207
$597
$160
$456
$93
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Mortgage locks $
Loans sold $
Gain on sale %

- ✓ Gain on sale % decreased in 3Q22 driven by a continued rise in rates driving increased price competition
- ✓ Purchase / Refi mix shifted from 57% / 43% in 3Q21 to 71% / 29% in 3Q22
- ✓ 57% of locked loans were variable rate mortgages in 3Q22, down from 79% in 2Q22
- ✓ Sold $93 million loans in 3Q22, down $67 million from $160 million sold in 2Q22

Selected Segments – Senior Care

$ in millions



$503
$511
$535
$537
$549
$520
$518
$465
$442
$34
$21
$100
$46
$172
$48
$170
$64
$170
$73
$169
$73
$144
$66
$135
$59
$124
$58
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Substandard Accruing $
Special Mention $
Pass $

- ✓ Senior Care lending team are dedicated specialists with significant experience in the space
- ✓ Senior Care portfolio outstanding totaled $442 million as of 3Q22, or 3.0% of total loans
- ✓ As of September 30, $2.2 million of Senior Care loans were in nonaccrual
- ✓ As of September 30, $124 million of Senior Care loans were special mention and $58 million were substandard accruing

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q21	4Q21	1Q22	2Q22	3Q22
Expenses					
Expenses - GAAP	$ 96,749	$ 109,156	$ 119,275	$ 120,790	$ 112,755
Merger-related and other charges	(1,437)	(9,912)	(9,016)	(7,143)	(1,746)
Expenses - Operating	$ 95,312	$ 99,244	$ 110,259	$ 113,647	$ 111,009
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.82	$ 0.55	$ 0.43	$ 0.61	$ 0.74
Merger-related and other charges	0.01	0.09	0.07	0.05	0.01
Diluted earnings per share - Operating	0.83	0.64	0.50	0.66	0.75
Book Value per share					
Book Value per share - GAAP	$ 23.25	$ 23.63	$ 24.38	$ 23.96	$ 23.78
Effect of goodwill and other intangibles	(4.57)	(5.21)	(7.30)	(7.28)	(7.26)
Tangible book value per share	$ 18.68	$ 18.42	$ 17.08	$ 16.68	$ 16.52
Return on Tangible Common Equity					
Return on common equity - GAAP	14.26 %	9.32 %	6.80 %	9.31 %	11.02 %
Effect of merger-related and other charges	0.22	1.42	1.03	0.79	0.19
Return on common equity - Operating	14.48	10.74	7.83	10.10	11.21
Effect of goodwill and intangibles	3.75	3.19	3.17	4.10	4.39
Return on tangible common equity - Operating	18.23 %	13.93 %	11.00 %	14.20 %	15.60 %
Return on Assets					
Return on assets - GAAP	1.48 %	0.96 %	0.78 %	1.08 %	1.32 %
Merger-related and other charges	0.02	0.14	0.11	0.09	0.02
Return on assets - Operating	1.50 %	1.10 %	0.89 %	1.17 %	1.34 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q21		4Q21		1Q22		2Q22		3Q22	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.48	%	0.96	%	0.78	%	1.08	%	1.32	%
Income tax expense	0.45		0.26		0.20		0.32		0.37	
(Release of) provision for credit losses	(0.23)		(0.01)		0.39		0.09		0.25	
Return on assets - pre-tax, pre-provision	1.70		1.21		1.37		1.49		1.94	
Merger-related and other charges	0.03		0.19		0.15		0.11		0.03	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.73	%	1.40	%	1.52	%	1.60	%	1.97	%
Efficiency Ratio										
Efficiency Ratio - GAAP	53.11	%	62.12	%	57.43	%	56.58	%	48.41	%
Merger-related and other charges	(0.78)		(5.64)		(4.34)		(3.35)		(0.75)	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	52.33	%	56.48	%	53.09	%	53.23	%	47.66	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	10.89	%	10.61	%	11.06	%	10.95	%	11.12	%
Effect of goodwill and other intangibles	(1.87)		(2.06)		(2.94)		(2.96)		0.00	
Effect of preferred equity	(0.49)		(0.46)		(0.40)		(0.40)		(3.42)	
Tangible common equity to tangible assets ratio	8.53	%	8.09	%	7.72	%	7.59	%	7.70	%

Glossary

ACL – Allowance for Credit Losses
ALLL – Allowance for Loan Losses
AUA – Assets Under Administration
BPS – Basis Points
C&I – Commercial and Industrial
C&D – Construction and Development
CECL – Current Expected Credit Losses
CET1 – Common Equity Tier 1 Capital
CRE – Commercial Real Estate
CSP – Customer Service Profiles
DDA – Demand Deposit Account
EOP – End of Period
EPS – Earnings Per Share
FTE – Fully-taxable equivalent
GAAP – Accounting Principles Generally Accepted in the USA
KRX – KBW Nasdaq Regional Banking Index
LPO – Loan Production Office

MLO – Mortgage Loan Officer
MTM – Marked-to-market
MSA – Metropolitan Statistical Area
MSR – Mortgage Servicing Rights Asset
NCO – Net Charge-Offs
NIM – Net Interest Margin
NPA – Non-Performing Asset
NSF – Non-sufficient Funds
OO RE – Owner Occupied Commercial Real Estate
PCD – Loans Purchased with Credit Deterioration
PPP – Paycheck Protection Program
PTPP – Pre-Tax, Pre-Provision Earnings
RBC – Risk Based Capital
ROA – Return on Assets
SBA – United States Small Business Administration
TCE – Tangible Common Equity
USDA – United States Department of Agriculture
YOY – Year over Year